Exhibit 99.1

FOR IMMEDIATE RELEASE                                           October 31, 2001

CONTACT:          Donald L. Rich, President & CEO             408-852-8000

Castelle Reports Third Quarter 2001 Results:

MORGAN HILL, Calif., October 31, 2001 - CASTELLE (Nasdaq: CSTL) today announced financial results for the third fiscal quarter ended September 28, 2001.

Net sales for the third quarter of fiscal 2001 were $2.6 million, an increase of $189,000, or 8%, sequentially, but a decline of $1.1 million, as compared to the $3.7 million in the same period of fiscal 2000. The Company recorded net income for the third quarter of 2001 of $53,000, or earnings of $0.01 per share, on a fully diluted basis, compared to a net income of $240,000, or earnings of $0.05 per diluted share, for the same period in fiscal 2000. This compares to net losses in the first and second quarters of 2001 of $408,000 and $268,000, or $0.09 and $0.06 per share, respectively, on a fully diluted basis.

Net sales for the first nine months of fiscal 2001 were $7.3 million, compared with $11.6 million for the same period of 2000. Net loss for the nine-month period was $623,000, or $0.13 per share, compared to a net income of $620,000, or $0.12 per diluted share, for the 2000 period. The loss for the nine months of fiscal 2001 included non-recurring charges of $243,000 for expenses associated with the reduction of work force and the write-down of surplus assets. Excluding these non-recurring charges, the net loss for the period would have been $380,000, or $0.08 per share.

Donald L. Rich, President and CEO, stated, "We are pleased with our sequential increase in revenue and return to profitability this quarter. Cost-reduction programs, implemented earlier in the year, are on track. These programs have allowed us to operate more efficiently during this period of economic uncertainty, while we continue to invest in engineering and new opportunities. Our continued focus on spending, inventory control and collection of receivables have provided improvements to our cash flow."

About Castelle
Founded in 1987, Castelle develops and markets products that enable organizations to easily implement Internet and Intra-office messaging, data storage and printing over local area networks. Castelle is one of the pioneers of application server appliances and has developed expertise to integrate most complex functions into very easy-to-use and maintain, "plug-&-forget" shared devices. Castelle believes that its products are more economical than comparable software-only solutions, as they do not require a large technical staff to install, operate and maintain. Castelle products are utilized by industry leaders including Fortune 1000 companies and also by small and medium-sized business worldwide and are available through a worldwide network of distributors, value-added resellers, systems integrators, e-commerce retailers, and the Castelle On-Line Store. Castelle is headquartered in Morgan Hill, California and can be reached at 408-852-8000, fax 408-852-8100 or www.castelle.com.

Forward-Looking Statements
This press release contains forward-looking statements that involve risks and uncertainties, relating to the future events, including the effect of the economy on the Company's performance and ability of the Company to (i) be profitable, (ii) sustain revenue growth, (iii) develop, introduce and achieve acceptance of new products and (iv) be cash flow positive. Actual events or the Company's results may differ materially from the events or results discussed in the forward-looking statements for a number of reasons including, without limitation, the timely development, acceptance and pricing of new products and the general economic conditions as they affect the Company's customers. The Company assumes no obligation to update the forward-looking information. Investors are referred to the full discussion of risks and uncertainties associated with forward-looking statements as contained in the Company's reports to the Securities and Exchange Commission, including the Company's Form 10-K and Form 10-K/A for the fiscal year ended December 31, 2000.

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